222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
NATHANIEL SEGAL ATTORNEY AT LAW +1 (312) 609 7747 nsegal@vedderprice.com

December 7, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2
(the “Registrant” or the “Acquiring Fund”);
File No. 333-207760

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 23 and 24, 2015, with respect to the Registrant’s Registration Statement on Form N-14 filed on November 3, 2015 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Preferred Income Fund (“Quality Preferred”) and Nuveen Quality Preferred Income Fund 3 (“Quality Preferred 3” and together with Quality Preferred, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California

U.S. Securities and Exchange Commission

December 7, 2015

(2)	Comment: Provide a letter to the Commission that includes certain “Tandy” acknowledgements with the Registrant’s response to the staff’s comments.

Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit B.

(3)	Comment: Please confirm to the staff that all bracketed and incomplete information in the Registration Statement will be completed in the Registrant’s pre-effective amendment no. 1 to the Registration Statement or, as necessary, in the definitive Joint Proxy Statement/Prospectus to be filed pursuant to Rule 497 under the Securities Act of 1933.

Response: The Registrant so confirms.

(4)	Comment: Consider adding disclosure addressing Proposal 1 concerning the election of Board Members to the Q&A Section or explain why such disclosure is not appropriate.

Response: As the Q&A Section is generally intended to summarize non-routine matters and Proposal 1 relates to the routine annual election of directors/trustees, the Registrant believes further explanation in the Q&A Section is unnecessary. Accordingly, the Registrant respectfully declines to add additional disclosure.

(5)	Comment: Please add disclosure in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus, as appropriate, explaining that there is no assurance that the anticipated benefits of the Acquiring Fund’s expanded investment mandate will be realized.

Response: The Registrant has added disclosure in response to the staff’s comment.

(6)	Comment: Please revise the disclosure in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus, as appropriate, to disclose clearly each Fund’s ability to invest in below-investment grade securities. Disclose that such securities are commonly known as “junk bonds.”

Response: The Registrant has clarified the disclosure in response to the staff’s comment, and added the term “junk bonds” to the Q&A Section. The term “junk bonds” also is used in the body of the Joint Proxy Statement/Prospectus.

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December 7, 2015

(7)	Comment: In connection with the sub-section titled “Reasons for the Reorganization” and the discussion of the Boards’ considerations, please: (a) disclose the principal factors that the Boards considered that did not weigh in favor of the Reorganizations; (b) confirm that the Board made such determinations as is required by Rule 17a-8 under the 1940 Act; and (c) confirm that all principal factors considered by each Target Fund’s Board in approving the Reorganizations are disclosed.

Response: Based on the record contained in the Board minutes, the Registrant believes that the principal factors considered by the Board in approving the Reorganizations are set forth and discussed in the sub-section titled “Reasons for the Reorganizations.” Such factors include both positive (e.g., economies of scale) and less favorable (e.g., fees and expenses) factors. The Registrant confirms that the Board made such determinations as are required by Rule 17a-8 under the 1940 Act.

(8)	Comment: Please add a separate question and answer to the Q&A Section addressing the anticipated impact of the Reorganizations on fees and expenses. Disclose the anticipated impact of the Reorganizations on total expenses per common share including the costs of leverage. Revise, as appropriate, the discussion under “Potential Benefits to Nuveen Fund Advisors and Affiliates,” in the sub-section titled “Reasons for the Reorganizations,” to account for any increased management fees.

Response: The Registrant has added a separate question and answer to the Q&A Section addressing the anticipated impact of the Reorganizations on fees and expenses, including the costs of leverage. The Registrant has revised the discussion under “Potential Benefits to Nuveen Funds Advisors and Affiliates,” in the sub-section captioned “Reasons for the Reorganizations,” in response to the staff’s comment.

(9)	Comment: Please add or, as appropriate, expand the disclosure concerning the potential benefits and risks associated with leverage in the Q&A Section.

Response: The Registrant has added disclosure in response to the staff’s comment.

(10)

Comment: With respect to the disclosure in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus that the Acquiring Fund’s expected increase in leverage relative to historical levels of each Fund is intended to “bring

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December 7, 2015

[the Acquiring Fund’s] leverage ratio more in line with peers,” please explain the sources relied upon for such comparative statement regarding leverage ratios relative to peer funds.

Response: For the information of the staff, the comparative statement regarding leverage ratios relative to peer funds is based on the investment adviser’s analysis of publicly available information.

(11)	Comment: Please clarify in the Q&A Section that none of the Funds currently have preferred shares outstanding and identify the forms of leverage that each Fund may utilize. In addition, please add disclosure to the Q&A Section (similar to the footnote disclosure to the Comparative Fee Table) with respect to the type and amount of leverage expected to be employed by the Acquiring Fund following the Reorganizations.

Response: The Registrant has added disclosure in response to the staff’s comment. The Registrant notes that the type of leverage to be used following the Reorganizations will depend on the market conditions at the time that the Registrant determines it is advisable to increase leverage and has not been determined at this time.

(12)	Comment: Please clarify what is meant by the “evolution in the preferred securities market since each Fund’s inception in 2002,” as stated in the Q&A Section with respect to the Acquiring Fund’s expanded investment mandate and elsewhere in the Joint Proxy Statement/Prospectus.

Response: Since 2002, numerous types of preferred securities that were not available at the time of each Fund’s initial public offering have become available in the market, such as contingent convertible preferred securities. Registrant has clarified the disclosure in response to the staff’s comment.

(13)

Comment: Please revise the disclosure in the Q&A Section, and elsewhere in the Registration Statement as appropriate, to quantify the expected portfolio repositioning attributable to the Reorganizations and/or the Acquiring Fund’s expanded investment mandate, including the estimated capital gains distributions per share as a result of sales. Include such information in the “Material Federal Income Tax Consequences” disclosure in the Registration Statement and in the “Notes to Pro Forma Financial Statements.” Please quantify, under “Notes to Pro Forma Financial Statements,” Note 1, the percentage of securities of each Target Fund that would have been required to be sold in order to comply with the

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Acquiring Fund’s expanded investment mandate or include a statement indicating that all securities held by each Target Fund comply with the Acquiring Fund’s investment restrictions.

Response: The Registrant has added disclosure in response to the staff’s comment.

(14)	Comment: Please add an introductory paragraph to the pro forma financial information briefly setting forth a description of the Reorganizations, the entities involved and the periods for which the pro forma financial information is presented (see Article 11-02(b)(2) of Regulation S-X). In addition, include an explanation of what the pro forma presentation shows.

Response: The Registrant has added disclosure in response to the staff’s comment.

(15)	Comment: Please identify and discuss the accounting survivor in the pro forma financial statements.

Response: The Registrant has identified the accounting survivor in the pro forma financial statements.

(16)	Comment: Please incorporate a description for the basis of allocating the costs of the Reorganizations in the “Notes to Pro Forma Financial Statements.”

Response: Registrant has made the requested changes.

(17)	Comment: Please change references to the “Pro Forma Combined Fund” in the Comparative Fee Table, Capitalization Table, pro forma financial statements and elsewhere, to “Acquiring Fund Pro Forma.”

Response: Registrant has made the requested changes.

(18)	Comment: In connection with the section titled “Comparison of the Acquiring Fund and each Target Fund,” please disclose any material differences between the Acquiring Fund and each Target Fund, including with respect to the sub-section titled “Comparative Risk Information,” or confirm supplementally that all such material differences have been addressed.

Response: The Registrant believes that the disclosure summarizes the material differences among the Funds.

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(19)	Comment: Please provide more detailed disclosure regarding contingent convertible capital instruments (“CoCos”) in the Joint Proxy Statement/Prospectus, including the risks associated with such investments in the “Comparative Risk Information” section. If possible, quantify the Acquiring Fund’s current use of CoCos and the Acquiring Fund’s expected allocation to such investments following the closing of the Reorganizations.

Response: The Registrant has added more detailed information regarding CoCos, including the risks associated with CoCos to the Comparative Risk Information section. The Registrant notes that a detailed discussion of the risks associated with CoCos appears in the section captioned “General Risks of Investing in the Acquiring Fund.” The Registrant’s use of CoCos depends on the supply and demand of such instruments in the marketplace as well as their relative attractiveness as compared to other instruments. The Registrant does not have a target allocation to CoCos and the allocation to CoCos could vary widely depending on market conditions. Accordingly, the Registrant has not added disclosure regarding an intended target allocation to CoCos.

(20)	Comment: Please confirm, for the staff’s information, that none of the Funds have expense limitation or fee waiver agreements currently in effect.

Response: The Registrant confirms that none of the Funds have effective expense limitation or fee waiver agreements with Nuveen Funds Advisors, LLC, the Funds’ investment adviser currently in effect.

(21)	Comment: Please review references to “the Fund” throughout the Joint Proxy Statement/Prospectus to ensure that a shareholder will understand clearly whether the disclosure is intended to refer to the Acquiring Fund and/or one or both of the Target Funds.

Response: Registrant has made the requested changes.

(22)	Comment: To the extent possible, please quantify the Acquiring Fund’s expected increased allocation to lower rated securities. In the credit quality table set forth in the “Investment Objectives and Policies” section of Proposal 2, please breakout the portfolio allocation of each Fund from “BB or lower” to identify the allocations to each below investment grade rating.

Response: The Registrant has modified the credit quality table in response to the staff’s comment. The Joint Proxy Statement/Prospectus states that, under the expanded investment mandate, the Acquiring Fund has changed its non-

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fundamental investment policies to, among other things, decrease its minimum allocation to securities rated, at the time of investment, investment grade (BBB/Baa and above) to 50% of managed assets. In addition, the Registrant has added disclosure in response to another staff comment (see Comment (6) above) clarifying that as a result of the expanded investment mandate, the Acquiring Fund may invest up to 50% of its managed assets in securities rated, at the time of investment, below investment grade (below BBB/Baa). The Registrant’s allocation to lower rated securities will vary based on market conditions, supply and demand of such securities and the attractiveness of such securities relative to other investment opportunities. Accordingly, the Registrant had not added a target allocation to lower rated securities.

(23)	Comment: Please modify the disclosure on page ii in the Q&A Section to indicate that investments in lower rated securities are subject to increased credit risk, among other additional risks.

Response: The Registrant has revised the disclosure to clarify that investments in lower rated securities and U.S. dollar denominated securities of foreign issuers are subject to, among other things, increased credit risk and foreign securities risk, respectively.

(24)	Comment: Please confirm, for the staff’s information, the reason for disclosing only a single pro forma scenario in the fee and expense table and the pro forma financial statements.

Response: The Registrant notes that each Reorganization is contingent on the closing of the reorganization of the other Target Fund. Accordingly, disclosure of multiple scenarios would not be meaningful and would potentially be confusing to investors.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Nathaniel Segal

Nathaniel Segal

EXHIBIT A

NUVEEN QUALITY PREFERRED INCOME FUND 2

NUVEEN QUALITY PREFERRED INCOME FUND

AND

NUVEEN QUALITY PREFERRED INCOME FUND 3

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Quality Preferred Income Fund (“Quality Preferred”), Nuveen Quality Preferred Income Fund 3 (“Quality Preferred 3” and together with Quality Preferred, the “Target Funds” or each, a “Target Fund”) and Nuveen Quality Preferred Income Fund 2 (the “Acquiring Fund” and together with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds (the “Reorganizations”) for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. In addition, each of the Funds is organized as a Massachusetts business trust, with a board of trustees divided into three classes with staggered multi-year terms, such that only the members of one of the three classes stand for election each year. The Acquiring Fund will retain this structure following the Reorganizations.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund and is responsible for each Fund’s overall investment strategy and asset allocation decisions. The Adviser has entered into sub-advisory agreements with Spectrum Asset Management, Inc. (the “Sub-Adviser”), a registered investment adviser and independent third party, under which the Sub-Adviser oversees day-to-day operations and manages the investment of each Fund’s assets on a discretionary basis. Mark A. Lieb, Founder, President and Chief Executive Officer of the Sub-Adviser, and L. Phillip Jacoby, Executive Director and Chief Investment Officer of the Sub-Adviser, act as portfolio managers for each of the Funds and will continue to act as the portfolio managers of the Acquiring Fund following the Reorganizations.

Expense Structures and Fees and Expenses	The expense structures of the Funds are similar. In addition, the current fund-level management fee schedule for the Acquiring Fund and each of the Target Funds is

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

the same. To the extent of any differences in fees and expenses, the Acquired Fund’s fees and expenses will apply following the Reorganizations.

Investment Objectives, Policies and Restrictions

The Acquiring Fund and Target Funds have the same investment objectives and similar policies and restrictions. For each of the Funds, the primary investment objective is to provide high current income consistent with capital preservation. For each of the Funds, the secondary investment objective is to enhance portfolio value relative to the market for preferred securities by investing in (i) securities that the Sub-Adviser believes are underrated or undervalued or (ii) sectors that the Sub-Adviser believes are undervalued.

To the extent that there are any differences in the Funds’ policies and restrictions, the Acquiring Fund’s policies and restrictions will apply following the Reorganizations.

Each Fund has adopted a non-fundamental investment policy requiring it to invest at least 80% of its managed assets in preferred securities. Each Fund also has a non-fundamental policy requiring it to invest at least 65% of its managed assets in securities that, at the time of investment, are rated investment grade (BBB/Baa and above). Investment grade securities may include unrated securities judged to be of comparable quality by the Fund’s Investment Adviser or Sub-Adviser. Each Fund also may invest up to 45% of its managed assets in U.S. dollar denominated securities of non-U.S. issuers offered, traded or listed in U.S. markets.

The Acquiring Fund will change certain non-fundamental investment policies upon the closing of the Reorganizations, including to: (i) decrease its minimum allocation to securities rated, at the time of investment, investment grade (BBB/Baa and above) to 50% of managed assets and (ii) eliminate the existing 45% limit on U.S. dollar denominated securities of foreign issuers.

The Acquiring Fund’s allocation to lower rated securities and U.S. dollar denominated securities of foreign issuers may vary over time, consistent with its investment objectives and policies, and subject to, among other things, market conditions. However, it is expected that a greater percentage of the Acquiring Fund’s portfolio would be allocated to lower rated securities and U.S. dollar denominated securities of foreign issuers relative to the Funds’ historical allocations to such securities.

Portfolio Composition	As noted above with respect to “Investment Objectives, Policies and Restrictions,” each Fund has a non-fundamental policy requiring it to invest at least 65% of its managed assets in investment grade securities. Thus, each Fund currently may invest up to 35% of its managed assets in securities that, at the time of investment, are rated below investment grade (below BBB/Baa). As also noted above, the Acquiring Fund will change certain non-fundamental investment policies upon the closing of the Reorganizations, including to (i) decrease its minimum allocation to investment grade securities from 65% to 50% of managed assets and (ii) eliminate the existing 45% limit on U.S. dollar denominated securities of foreign issuers. Consequently, following the Reorganizations, the Acquiring Fund may invest up to 50% of its managed assets in below investment grade securities and invest without limit in U.S. dollar denominated securities of foreign issuers. In this connection, after the closing of the Reorganizations, the Acquiring Fund is expected to reposition the combined portfolio over time to take advantage of its ability to hold a greater percentage of lower rated securities and U.S. dollar denominated securities of foreign issuers.

Asset Size	As of August 31, 2015, the Acquiring Fund had approximately $1.6 billion in total managed assets. As of the same date, Quality Preferred and Quality Preferred 3 had approximately $818.7 million and $312.4 million in total managed assets, respectively.

Fund Inception Date	Acquiring Fund – September 24, 2002; Quality Preferred – June 25, 2002; and Quality Preferred 3 – December 18, 2002.

In terms of the structure of the transaction, upon the closing of the Reorganizations each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the Reorganizations (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the Acquiring Fund is the legal survivor of the reorganizations and that the surviving fund will more closely resemble the Acquiring Fund, especially considering the expected changes to the Acquiring Fund’s investment policies. In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate survivor of the Reorganizations.

*        *        *         *        *

EXHIBIT B

December 7, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2 (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-207760

To the Commission:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided telephonically by the staff of the Commission on November 23 and 24, 2015, with respect to the Registrant’s Registration Statement on Form N-14 filed on November 3, 2015 relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Preferred Income Fund and Nuveen Quality Preferred Income Fund 3 into the Registrant.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Quality Preferred Income Fund 2

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary

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